FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 30, 2003

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES
CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2003
Operating Results and Financial Conditions
SUPPLEMENTARY REPORT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date November 4, 2003
	By	/s/ Shunji Onda (Signature)*
Shunji Onda General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

1.	CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2003

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2003

October 30, 2003

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual

	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	September 30, 2003	September 30, 2002			September 30, 2003

	(Unaudited)	(Unaudited)			(Unaudited)

Net sales	¥767,599	¥693,982	+	10.6	$6,915,306
Operating profit	125,562	92,730	+	35.4	1,131,189
Income before income taxes	117,336	98,376	+	19.3	1,057,081
Net income	73,005	57,464	+	27.0	657,703

Earnings per share:
— Basic	¥83.03	¥65.54	+	26.7	$0.75
— Diluted	82.27	64.69	+	27.2	0.74

CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected

	Nine months	Nine months			Nine months	Year ending
	ended	ended	Change(%)		ended	December 31,	Change(%)
	September 30, 2003	September 30, 2002			September 30, 2003	2003

	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥2,303,187	¥2,078,465	+	10.8	$20,749,432	¥3,183,000	+	8.3
Operating profit	341,536	232,758	+	46.7	3,076,901	450,000	+	29.9
Income before income taxes	332,842	225,571	+	47.6	2,998,577	440,000	+	33.3
Net income	200,772	130,669	+	53.6	1,808,757	263,000	+	37.9

Earnings per share:
— Basic	¥228.58	¥149.06	+	53.3	$2.06	¥298.96	+	37.4
— Diluted	226.26	147.15	+	53.8	2.04	—		—

	Actual

	As of	As of			As of
	September 30,	December 31,	Change(%)		September 30,
	2003	2002			2003

	(Unaudited)	(Audited)			(Unaudited)
Total assets	¥3,109,142	¥2,942,706	+	5.7	$28,010,288

Stockholders’ equity	¥1,795,462	¥1,591,950	+	12.8	$16,175,333

Notes:	1.	Canon’s consolidated financial statements conform with accounting principles generally accepted in the United States of America.
	2.	U.S. dollar amounts are translated from yen at the rate of U.S.$1 = JPY111, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2003, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan

Phone: +81-3-3758-2111

Operating Results and Financial Conditions

2003 Third Quarter in Review

Looking back at the global economy in the third quarter of 2003, the U.S. economy, while showing no improvement in the job market, achieved an economic upturn attributable to healthy consumer spending as a result of tax cuts, and growth in capital investment in the private sector, particularly in the area of information technology. The economies of Europe remained stagnant due to a decrease in exports and restrained production resulting from the appreciation of the euro, while Asian economies, including China and Thailand, showed economic growth. The Japanese economy, while experiencing a gradual improvement in exports for the term, remained flat overall and showed no signs of recovery in consumer spending or employment and income conditions.

As for the markets in which the Canon Group operates, the digital camera market continued to show robust growth while network digital multifunction devices (MFDs) and computer peripherals, such as printers, struggled amid severe price competition. In the field of optical equipment, although signs of a full-fledged recovery remain to be seen in demand for semiconductor-production equipment, the market for projection aligners used in the production of liquid crystal displays (LCDs) expanded, fueled by increased demand for LCD televisions. The average value of the yen for the half was ¥117.54 to the U.S. dollar and ¥132.07 to the euro, representing a year-on-year increase of 2% against the dollar, and a decrease of 11% against the euro.

Amid these conditions, Canon’s consolidated net sales for the third quarter increased by 10.6% from the year-ago period to ¥767.6 billion (U.S.$6,915 million), boosted again by a significant rise in sales of digital cameras and color network digital MFDs. On a quarterly basis, net income recorded an all-time high of ¥73.0 billion (U.S.$658 million), a year-on-year increase of 27.0%. Canon’s gross profit for the quarter increased by 17.0% compared to the corresponding period last year, which was made possible through R&D reforms, which have supported the timely launch of competitive new products, and cost savings realized through sustained production reforms. Selling, general and administrative expenses for the third quarter rose 9.9% year on year—which is within the increase in sales—owing to increases in advertising and sales-promotion spending. Consequently, operating profit in the third quarter totaled ¥125.6 billion (U.S.$1,131 million), a substantial increase of 35.4%. Other income (deductions) declined by ¥13.9 billion (U.S.$125 million) as a result of increased currency exchange losses on foreign-currency-denominated trade receivables arising from the sudden appreciation of the yen against the dollar in the latter half of September. As a result, income before income taxes in the third quarter totaled ¥117.3 billion (U.S.$1,057 million), a year-on-year increase of 19.3%. The effective tax rate during the quarter decreased by 4.2% compared with the previous year as a result of an increased tax credit for R&D expenditures arising from an amendment to Japanese tax regulations. Consequently, net income in the third quarter of 2003 totaled ¥73.0 billion (U.S.$658 million), a year-on-year increase of 27.0%.

Basic earnings per share for the quarter amounted to ¥83.03 (U.S.$0.75), a year-on-year increase of ¥17.49 (U.S.$0.16).

Results by Product Segment

In the business machine segment, Canon’s powerful imageRUNNER (iR)-series lineup of digital networked black-and-white multifunction copying machines realized healthy sales growth worldwide. In particular, the low-end iR 1600 series continued to record strong sales during the term. Among color network digital MFDs, the iR C3200/iR C3200N, released domestically at the end of last year, has been well received in both Japan and abroad, which also substantially contributed to increased sales of office imaging products. Overall, sales of office imaging products for the quarter realized a year-on-year increase of 7.3%. In the field of computer peripherals, unit sales of laser beam printers showed robust growth, particularly among low-end models. Inkjet printers also recorded a strong unit-sales performance, with sales of the i550 and i850 models remaining brisk, and products such as the MultiPASS MP700/MP730 high-speed multifunction inkjet systems and the i70 portable color printer achieving substantial sales growth. As a result, sales of computer peripherals in the third quarter increased by 4.1% despite the effects of severe price competition. Sales of business information products, including computers, micrographics and calculators, decreased by 12.5% due to declining personal computer sales in the domestic market. As a result of the above, third quarter sales of business machines overall totaled ¥544.1 billion (U.S.$4,901 million), a 4.4% increase year on year. In addition to cost-cutting measures and the introduction of new price-competitive products, which contributed to a 2.8% improvement in the operating profit margin, a steady increase in sales volume boosted third-quarter operating profit by 19.3% year on year to ¥123.4 billion (U.S.$1,112 million).

Within the camera segment, amid the continued strong demand for digital models worldwide, the PowerShot-series, including the PowerShot-A70, and the Digital ELPH-series, including the S400 Digital

ELPH, have contributed to a significant increase in sales. Canon’s digital SLR models have also achieved strong sales growth, particularly the EOS 10D, which was introduced in the first half of this year. The company’s new EOS DIGITAL REBEL, just released in September, has also been well received. Sales of conventional film cameras, however, continued to slip during the quarter amid the increasing popularity of digital models and price competition. In the field of digital video camcorders, the Optura 300 and Optura Xi mega-pixel models, and the ZR70MC and ZR65MC entry-level models achieved healthy sales for the period. As a result, camera sales overall reached ¥155.8 billion (U.S.$1,403 million) for the third quarter, representing an increase of 34.4% year on year for continued double-digit growth performance. Operating profit for the camera segment appreciably advanced 91.9% to ¥38.7 billion (U.S.$349 million), attributable to the rapid growth in sales of digital cameras, along with a substantial 7.4% improvement in the operating profit margin due to the effects of cost-saving initiatives.

The optical and other products segment registered a sales increase of 18.9% to ¥67.8 billion (U.S.$611 million), due to a substantial increase in sales of aligners for the production of LCDs, reflecting the shift from CRT computer displays to LCD monitors, as well as an expansion of the LCD television market. Though registering increased sales, a reduced gross profit ratio due to severe competition in the market resulted in the optical and other products segment suffering an operating loss of ¥3.6 billion (U.S.$32 million) for the quarter, compared with a ¥2.9 billion operating loss for the corresponding period of the previous year.

Cash Flows

Between January 1 and September 30, 2003, Canon maintained cash flows from operating activities of ¥326.4 billion (U.S.$2,941 million), a year-on-year increase of ¥12.1 billion (U.S.$109 million) for the period, reflecting substantial net income growth, as well as an increase in depreciation. Capital expenditure totaled ¥150.1 billion (U.S.$1,352 million), which was used mainly to expand production capabilities in Japan and overseas. Cash flows from investing activities totaled ¥159.9 billion (U.S.$1,441 million), including a ¥12.7 billion (U.S.$114 million) outlay for the acquisition of Sumitomo Metal System Solutions Co. Ltd., now Canon System Solutions Inc. As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled positive ¥166.5 billion (U.S.$1,500 million).

Cash flows from financing activities recorded an outlay of ¥94.2 billion (U.S.$848 million), mainly resulting from active efforts to repay short-term and long-term loans toward the goal of improving the company’s financial position. Consequently, cash and cash equivalents, which totaled ¥585.2 billion (U.S.$5,272 million), remained at a high level, representing a ¥64.0 billion (U.S.$576 million) increase from the end of last year.

Outlook

Regarding the outlook for the global economy in the fourth quarter, the U.S. economy is likely to show a moderate recovery while personal consumption is expected to lose momentum due to the diminishing effects of tax cuts. The Japanese economy is expected to remain sluggish owing to flat consumer spending and a slowdown in export expansion, reflecting the rapid appreciation of the yen since the latter half of September. While the appreciation of the euro seems to have settled, the economies of Europe will probably show stagnant growth as exports and production are not expected to improve significantly. In China and Southeast Asia, exports are expected to make a recovery and the economy will likely show steady growth.

In the businesses in which Canon is involved, the digital camera market is expected to continue enjoying rapid growth while stable demand is projected for full-color network digital MFDs and laser beam printers. Within the semiconductor-production equipment market, capital investment by memory device manufacturers is expected to show an upward trend sometime after next year while orders for aligners by LCD manufacturers are expected to enjoy continued growth.

Although uncertainty surrounds several factors that could affect currency exchange rates, significant changes in rates are not anticipated. The yen is expected to be stronger against the U.S. dollar by about 8%, and weaker against the euro by about 9% compared with the previous year.

Upon considering the current market and currency exchange environments, the company has revised upward its net sales forecasts for fiscal 2003, now anticipating consolidated net sales of ¥3,183.0 billion (U.S.$28,676 million), while maintaining previous forecasts for consolidated income before income taxes and consolidated net income. The company also projects non-consolidated net sales of ¥2,017 billion (U.S.$18,171 million), non-consolidated ordinary profit of ¥325.0 billion (U.S.$2,928 million), and non-consolidated net income of ¥232.0 billion (U.S.$2,090 million). These forecasts assume currency exchange rates of ¥110.00 to the U.S. dollar and ¥127.00 to the euro for the remainder of 2003.

Consolidated Outlook
Fiscal year

	Millions of yen

	Year ending
	December 31, 2003			Year ended
			Change	December 31, 2002	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)

Net sales	¥3,180,000	¥3,183,000	¥3,000	¥2,940,128	+	8.3%
Income before income taxes	440,000	440,000	0	330,017	+	33.3%
Net income	263,000	263,000	0	190,737	+	37.9%

Non-Consolidated Outlook
Fiscal year

	Millions of yen

	Year ending
	December 31, 2003			Year ended
			Change	December 31, 2002	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)

Net sales	¥1,977,000	¥2,017,000	¥40,000	¥1,789,005	+	12.7%
Ordinary profit	325,000	325,000	0	240,982	+	34.9%
Net income	227,000	232,000	5,000	144,184	+	60.9%

These reports contain forward-looking statements which reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

1.	CONSOLIDATED STATEMENTS OF INCOME

Results for the third quarter

				Thousands of
	Millions of yen			U.S. dollars

	Three months	Three months		Three months
	ended	ended		ended
	September 30, 2003	September 30, 2002	Change(%)	September 30, 2003

	(Unaudited)	(Unaudited)		(Unaudited)
Net sales	¥767,599	¥693,982	+10.6	$6,915,306
Cost of sales	378,784	361,640		3,412,468

Gross profit	388,815	332,342	+17.0	3,502,838
Selling, general and administrative expenses	263,253	239,612		2,371,649

Operating profit	125,562	92,730	+35.4	1,131,189
Other income (deductions):
Interest and dividend income	2,077	2,321		18,712
Interest expense	(1,005)	(1,532)		(9,054)
Other, net	(9,298)	4,857		(83,766)

	(8,226)	5,646		(74,108)

Income before income taxes	117,336	98,376	+19.3	1,057,081
Income taxes	41,980	39,388		378,198

Income before minority interests	75,356	58,988		678,883
Minority interests	2,351	1,524		21,180

Net income	¥73,005	¥57,464	+27.0	$657,703

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in minimum pension liability adjustments and change in net gains (losses) on derivative financial instruments. Comprehensive income for three months ended September 30, 2003 and 2002 were JPY 61,456 million (U.S.$553,658 thousand) and JPY 63,548 million, respectively.

Results for the nine months

				Thousands of
	Millions of yen			U.S. dollars

	Nine months	Nine months		Nine months
	ended	ended		ended
	September 30, 2003	September 30, 2002	Change(%)	September 30, 2003

	(Unaudited)	(Unaudited)		(Unaudited)
Net sales	¥2,303,187	¥2,078,465	+10.8	$20,749,432
Cost of sales	1,138,498	1,095,861		10,256,738

Gross profit	1,164,689	982,604	+18.5	10,492,694
Selling, general and administrative expenses	823,153	749,846		7,415,793

Operating profit	341,536	232,758	+46.7	3,076,901
Other income (deductions):
Interest and dividend income	6,707	7,055		60,423
Interest expense	(3,655)	(5,014)		(32,928)
Other, net	(11,746)	(9,228)		(105,819)

	(8,694)	(7,187)		(78,324)

Income before income taxes	332,842	225,571	+47.6	2,998,577
Income taxes	124,781	90,927		1,124,154

Income before minority interests	208,061	134,644		1,874,423
Minority interests	7,289	3,975		65,666

Net income	¥200,772	¥130,669	+53.6	$1,808,757

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in minimum pension liability adjustments and change in net gains (losses) on derivative financial instruments. Comprehensive income for nine months ended September 30, 2003 and 2002 were JPY 229,046 million (U.S.$2,063,477 thousand) and JPY 116,918 million, respectively.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.	DETAILS OF SALES

Results for the third quarter

					Thousands of
	Millions of yen				U.S. dollars

	Three months	Three months			Three months
	ended	ended			ended
	September 30, 2003	September 30, 2002	Change(%)		September 30, 2003

	(Unaudited)	(Unaudited)			(Unaudited)
Sales by product
Business machines:
Office imaging products	¥252,001	¥234,932	+	7.3	$2,270,279
Computer peripherals	261,830	251,605	+	4.1	2,358,829
Business information products	30,219	34,546	-	12.5	272,243

	544,050	521,083	+	4.4	4,901,351
Cameras	155,755	115,882	+	34.4	1,403,198
Optical and other products	67,794	57,017	+	18.9	610,757

Total	¥767,599	¥693,982	+	10.6	$6,915,306

					Thousands of
	Millions of yen				U.S. dollars

	Three months	Three months			Three months
	ended	ended			ended
	September 30, 2003	September 30, 2002	Change(%)		September 30, 2003

	(Unaudited)	(Unaudited)			(Unaudited)
Sales by region
Japan	¥189,528	¥169,171	+	12.0	$1,707,459
Overseas:
Americas	251,499	245,322	+	2.5	2,265,757
Europe	226,200	192,262	+	17.7	2,037,838
Other areas	100,372	87,227	+	15.1	904,252

	578,071	524,811	+	10.1	5,207,847

Total	¥767,599	¥693,982	+	10.6	$6,915,306

Results for the nine months

					Thousands of
	Millions of yen				U.S. dollars

	Nine months	Nine months			Nine months
	ended	ended			ended
	September 30, 2003	September 30, 2002	Change(%)		September 30, 2003

	(Unaudited)	(Unaudited)			(Unaudited)
Sales by product
Business machines:
Office imaging products	¥784,624	¥751,884	+	4.4	$7,068,685
Computer peripherals	793,092	727,893	+	9.0	7,144,973
Business information products	94,292	112,989	-	16.5	849,477

	1,672,008	1,592,766	+	5.0	15,063,135
Cameras	439,556	327,274	+	34.3	3,959,964
Optical and other products	191,623	158,425	+	21.0	1,726,333

Total	¥2,303,187	¥2,078,465	+	10.8	$20,749,432

					Thousands of
	Millions of yen				U.S. dollars

	Nine months	Nine months			Nine months
	ended	ended			ended
	September 30, 2003	September 30, 2002	Change(%)		September 30, 2003

	(Unaudited)	(Unaudited)			(Unaudited)
Sales by region
Japan	¥573,447	¥530,309	+	8.1	$5,166,189
Overseas:
Americas	762,587	708,094	+	7.7	6,870,153
Europe	690,719	598,879	+	15.3	6,222,694
Other areas	276,434	241,183	+	14.6	2,490,396

	1,729,740	1,548,156	+	11.7	15,583,243

Total	¥2,303,187	¥2,078,465	+	10.8	$20,749,432

Notes:	Effective 1st quarter of fiscal 2003, Canon has revised the product categories contained within the Business machines segment. The new categories are: “Office imaging products,” “Computer peripherals,” and “Business information products.” Accordingly, previous year’s sales for each category have been restated in accordance with the changes.

	1.	The primary products included in each of the product segments are as follows:
Business machines:
Office imaging products : Office network digital multifunction devices (MFDs) / Color network digital MFDs /
Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
Computer peripherals : Laser beam printers / Inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.
Business information products : Computer information systems / Micrographic equipment / Personal information products / etc.

Cameras : SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.

Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Components / etc.
	2.	The countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.	SEGMENT INFORMATION BY PRODUCT

Results for the third quarter

				Thousands of
	Millions of yen			U.S. dollars

	Three months	Three months		Three months
	ended	ended		ended
	September 30, 2003	September 30, 2002	Change(%)	September 30, 2003

	(Unaudited)	(Unaudited)		(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥544,050	¥521,083	+4.4	$4,901,351
Intersegment	—	—	—	—

Total	544,050	521,083	+4.4	4,901,351

Operating cost and expenses	420,650	417,630	+0.7	3,789,639

Operating profit	123,400	103,453	+19.3	1,111,712

Cameras
Net sales:
Unaffiliated customers	¥155,755	¥115,882	+34.4	$1,403,198
Intersegment	—	—	—	—

Total	155,755	115,882	+34.4	1,403,198

Operating cost and expenses	117,060	95,714	+22.3	1,054,594

Operating profit	38,695	20,168	+91.9	348,604

Optical and other products
Net sales:
Unaffiliated customers	¥67,794	¥57,017	+18.9	$610,757
Intersegment	36,952	39,101	-5.5	332,901

Total	104,746	96,118	+9.0	943,658

Operating cost and expenses	108,337	99,042	+9.4	976,009

Operating profit	(3,591)	(2,924)	—	(32,351)

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—	—	$—
Intersegment	(36,952)	(39,101)	—	(332,901)

Total	(36,952)	(39,101)	—	(332,901)

Operating cost and expenses	(4,010)	(11,134)	—	(36,125)

Operating profit	(32,942)	(27,967)	—	(296,776)

Consolidated
Net sales:
Unaffiliated customers	¥767,599	¥693,982	+10.6	$6,915,306
Intersegment	—	—	—	—

Total	767,599	693,982	+10.6	6,915,306

Operating cost and expenses	642,037	601,252	+6.8	5,784,117

Operating profit	125,562	92,730	+35.4	1,131,189

Note:	General corporate expenses of JPY 32,961 million (U.S.$296,946 thousand) and JPY 27,919 million in the three months ended September 30, 2003 and 2002, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the nine months

				Thousands of
	Millions of yen			U.S. dollars

	Nine months	Nine months		Nine months
	ended	ended		ended
	September 30, 2003	September 30, 2002	Change(%)	September 30, 2003

	(Unaudited)	(Unaudited)		(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥1,672,008	¥1,592,766	+5.0	$15,063,135
Intersegment	—	—	—	—

Total	1,672,008	1,592,766	+5.0	15,063,135

Operating cost and expenses	1,311,187	1,311,462	-0.0	11,812,495

Operating profit	360,821	281,304	+28.3	3,250,640

Cameras
Net sales:
Unaffiliated customers	¥439,556	¥327,274	+34.3	$3,959,964
Intersegment	—	—	—	—

Total	439,556	327,274	+34.3	3,959,964

Operating cost and expenses	351,067	279,051	+25.8	3,162,766

Operating profit	88,489	48,223	+83.5	797,198

Optical and other products
Net sales:
Unaffiliated customers	¥191,623	¥158,425	+21.0	$1,726,333
Intersegment	110,989	102,360	+8.4	999,901

Total	302,612	260,785	+16.0	2,726,234

Operating cost and expenses	307,356	272,200	+12.9	2,768,973

Operating profit	(4,744)	(11,415)	—	(42,739)

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—	—	$—
Intersegment	(110,989)	(102,360)	—	(999,901)

Total	(110,989)	(102,360)	—	(999,901)

Operating cost and expenses	(7,959)	(17,006)	—	(71,703)

Operating profit	(103,030)	(85,354)	—	(928,198)

Consolidated
Net sales:
Unaffiliated customers	¥2,303,187	¥2,078,465	+10.8	$20,749,432
Intersegment	—	—	—	—

Total	2,303,187	2,078,465	+10.8	20,749,432

Operating cost and expenses	1,961,651	1,845,707	+6.3	17,672,531

Operating profit	341,536	232,758	+46.7	3,076,901

Note:	General corporate expenses of JPY103,069 million (U.S.$928,550 thousand) and JPY85,285 million in the nine months ended September 30, 2003 and 2002, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.	CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars

	As of	As of		As of
	September 30,	December 31,		September 30,
	2003	2002	Change	2003

	(Unaudited)	(Audited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥585,222	¥521,271	¥63,951	$5,272,270
Marketable securities	1,292	7,255	(5,963)	11,640
Trade receivables	483,079	498,587	(15,508)	4,352,063
Inventories	493,940	432,251	61,689	4,449,910
Prepaid expenses and other current assets	282,610	245,610	37,000	2,546,036

Total current assets	1,846,143	1,704,974	141,169	16,631,919
Noncurrent receivables	16,807	20,568	(3,761)	151,414
Investments	74,711	64,037	10,674	673,072
Net property, plant and equipment	842,403	830,304	12,099	7,589,216
Other assets	329,078	322,823	6,255	2,964,667

Total assets	¥3,109,142	¥2,942,706	¥166,436	$28,010,288

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans	¥45,730	¥66,754	¥(21,024)	$411,982
Trade payables	423,570	408,464	15,106	3,815,946
Income taxes	68,731	80,169	(11,438)	619,198
Accrued expenses	180,452	154,621	25,831	1,625,694
Other current liabilities	84,921	91,832	(6,911)	765,054

Total current liabilities	803,404	801,840	1,564	7,237,874
Long-term debt, excluding current installments	70,233	81,349	(11,116)	632,730
Accrued pension and severance cost	250,268	285,129	(34,861)	2,254,667
Other noncurrent liabilities	29,783	26,193	3,590	268,315

Total liabilities	1,153,688	1,194,511	(40,823)	10,393,586

Minority interests	159,992	156,245	3,747	1,441,369
Stockholders’ equity:
Common stock	168,840	167,242	1,598	1,521,081
Additional paid-in capital	396,567	394,088	2,479	3,572,676
Retained earnings	1,375,482	1,203,248	172,234	12,391,730
Accumulated other comprehensive income (loss)	(138,193)	(166,467)	28,274	(1,244,982)
Treasury stock	(7,234)	(6,161)	(1,073)	(65,172)

Total stockholders’ equity	1,795,462	1,591,950	203,512	16,175,333

Total liabilities and stockholders’ equity	¥3,109,142	¥2,942,706	¥166,436	$28,010,288

				Thousands of
	Millions of yen			U.S. dollars

	As of	As of		As of
	September 30,	December 31,		September 30,
	2003	2002		2003

	(Unaudited)	(Audited)		(Unaudited)

Allowance for doubtful receivables	¥14,216	¥12,031		$128,072
Accumulated depreciation	1,112,748	1,077,694		10,024,757
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(80,493)	(68,524)		(725,162)
Net unrealized gains and losses on securities	4,880	(1,168)		43,964
Minimum pension liability adjustments	(65,322)	(96,441)		(588,486)
Net gains and losses on derivative financial instruments	2,742	(334)		24,703

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Results for the nine months

			Thousands of
	Millions of yen		U.S. dollars

	Nine months	Nine months	Nine months
	ended	ended	ended
	September 30, 2003	September 30, 2002	September 30, 2003

	(Unaudited)	(Unaudited)	(Unaudited)
Net income	¥200,772	¥130,669	$1,808,757
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	131,068	116,283	1,180,793
Loss on disposal of property, plant and equipment	8,796	14,121	79,243
Deferred income taxes	(5,510)	6,370	(49,640)
Decrease in trade receivables	17,875	19,153	161,036
Increase in inventories	(64,613)	(30,698)	(582,099)
Increase in trade payables	20,897	60,999	188,261
Decrease in income taxes	(10,927)	(16,552)	(98,441)
Increase in accrued expenses	27,422	20,045	247,045
Other, net	662	(6,017)	5,964

Net cash provided by operating activities	326,442	314,373	2,940,919
Cash flows from investing activities:
Capital expenditure	(150,119)	(144,201)	(1,352,423)
Proceeds from sale of property, plant and equipment	6,175	7,850	55,631
Payment for purchase of available-for-sale securities	(714)	(3,574)	(6,432)
Proceeds from sale of available-for-sale securities	6,959	663	62,694
Payment for purchase of other investments	(24,310)	(22,596)	(219,009)
Other	2,092	(7,816)	18,845

Net cash used in investing activities	(159,917)	(169,674)	(1,440,694)
Cash flows from financing activities:
Proceeds from long-term debt	3,344	3,132	30,126
Repayment of long-term debt	(30,182)	(34,991)	(271,910)
Decrease in short-term loans	(35,906)	(98,484)	(323,477)
Dividends paid	(28,538)	(23,663)	(257,099)
Other	(2,893)	(8,335)	(26,063)

Net cash used in financing activities	(94,175)	(162,341)	(848,423)
Effect of exchange rate changes on cash and cash equivalents	(8,399)	(4,619)	(75,667)

Net change in cash and cash equivalents	63,951	(22,261)	576,135
Cash and cash equivalents at beginning of year	521,271	506,234	4,696,135

Cash and cash equivalents at end of period	¥585,222	¥483,973	$5,272,270

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	NUMBER OF GROUP COMPANIES

	September 30, 2003	December 31, 2002	Change

Subsidiaries	200	195	5
Affiliates	18	19	(1)

Total	218	214	4

CHANGES IN GROUP OF ENTITIES

Subsidiaries

Addition:	13 Companies

Removal:	8 Companies

Affiliates (Carried at Equity Basis)

Addition:	1 Company

Removal:	2 Companies

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”

We have engaged KPMG to complete a review of the consolidated financial statements as of and for nine months ended September 30, 2003, in accordance with Statement of Auditing Standards No.100, “Interim Financial Information,” established by the American Institute of Certified Public Accountants.

CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER
AND THE NINE MONTHS ENDED SEPTEMBER 30, 2003

SUPPLEMENTARY REPORT

PAGE

1.	SALES BY REGION AND PRODUCT	S1
2.	SEGMENT INFORMATION BY PRODUCT	S2
3.	OTHER INCOME / DEDUCTIONS	S2
4.	SALES COMPOSITION BY PRODUCT	S3
5.	SALES GROWTH IN LOCAL CURRENCY	S3
6.	P&L SUMMARY (4th Quarter 2003/Projection)	S4
7.	PROFITABILITY	S4
8.	IMPACT OF FOREIGN EXCHANGE RATES	S4
9.	CASH FLOWS	S4
10.	R&D EXPENDITURE	S5
11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S5
12.	INVENTORIES	S5
13.	DEBT RATIO	S5
14.	OVERSEAS PRODUCTION RATIO	S5
15.	NUMBER OF EMPLOYEES	S5

This report contains forward-looking statements which reflect management’s current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in any forward-looking statements.
Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. (Cautionary Statements for Purposes of the Safe Harbor Provisions of the United States Private Securities Litigation Reform Act of 1995.)

Canon Inc.

1.	SALES BY REGION AND PRODUCT

							(Millions of yen)
	2003			2002			Change year over year

	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year

		(P)	(P)
Japan
Business machines	127,002	170,386	581,300	123,246	153,789	550,229	+3.0%	+10.8%	+5.6%

Office imaging products	68,318	85,872	305,200	62,032	67,221	262,052	+10.1%	+27.7%	+16.5%
Computer peripherals	35,426	62,003	178,600	33,220	59,732	169,613	+6.6%	+3.8%	+5.3%
Business information products	23,258	22,511	97,500	27,994	26,836	118,564	-16.9%	-16.1%	-17.8%

Cameras	28,376	38,242	113,400	22,619	26,693	92,581	+25.5%	+43.3%	+22.5%
Optical and other products	34,150	33,725	121,100	23,306	21,760	89,741	+46.5%	+55.0%	+34.9%

Total	189,528	242,353	815,800	169,171	202,242	732,551	+12.0%	+19.8%	+11.4%

Overseas
Business machines	417,048	426,306	1,687,400	397,837	479,640	1,675,966	+4.8%	-11.1%	+0.7%

Office imaging products	183,683	197,104	762,400	172,900	204,026	761,079	+6.2%	-3.4%	+0.2%
Computer peripherals	226,404	220,405	896,900	218,385	268,331	886,343	+3.7%	-17.9%	+1.2%
Business information products	6,961	8,797	28,100	6,552	7,283	28,544	+6.2%	+20.8%	-1.6%

Cameras	127,379	171,502	535,900	93,263	131,811	393,197	+36.6%	+30.1%	+36.3%
Optical and other products	33,644	39,652	143,900	33,711	47,970	138,414	-0.2%	-17.3%	+4.0%

Total	578,071	637,460	2,367,200	524,811	659,421	2,207,577	+10.1%	-3.3%	+7.2%

Americas
Business machines	189,818	173,390	753,900	194,850	230,038	797,498	-2.6%	-24.6%	-5.5%

Office imaging products	92,592	85,923	362,200	91,115	96,742	378,804	+1.6%	-11.2%	-4.4%
Computer peripherals	93,774	83,363	377,300	100,142	129,469	403,591	-6.4%	-35.6%	-6.5%
Business information products	3,452	4,104	14,400	3,593	3,827	15,103	-3.9%	+7.2%	-4.7%

Cameras	55,203	84,367	244,700	42,588	62,557	180,454	+29.6%	+34.9%	+35.6%
Optical and other products	6,478	6,756	28,500	7,884	9,477	32,214	-17.8%	-28.7%	-11.5%

Total	251,499	264,513	1,027,100	245,322	302,072	1,010,166	+2.5%	-12.4%	+1.7%

Europe
Business machines	168,229	203,204	724,500	153,453	197,704	676,885	+9.6%	+2.8%	+7.0%

Office imaging products	71,383	95,122	330,700	66,039	90,325	315,344	+8.1%	+5.3%	+4.9%
Computer peripherals	94,046	104,020	382,800	85,193	104,594	351,089	+10.4%	-0.5%	+9.0%
Business information products	2,800	4,062	11,000	2,221	2,785	10,452	+26.1%	+45.9%	+5.2%

Cameras	51,881	67,035	218,000	35,320	52,449	156,244	+46.9%	+27.8%	+39.5%
Optical and other products	6,090	7,542	26,000	3,489	8,135	24,038	+74.5%	-7.3%	+8.2%

Total	226,200	277,781	968,500	192,262	258,288	857,167	+17.7%	+7.5%	+13.0%

Other areas
Business machines	59,001	49,712	209,000	49,534	51,898	201,583	+19.1%	-4.2%	+3.7%

Office imaging products	19,708	16,059	69,500	15,746	16,959	66,931	+25.2%	-5.3%	+3.8%
Computer peripherals	38,584	33,022	136,800	33,050	34,268	131,663	+16.7%	-3.6%	+3.9%
Business information products	709	631	2,700	738	671	2,989	-3.9%	-6.0%	-9.7%

Cameras	20,295	20,100	73,200	15,355	16,805	56,499	+32.2%	+19.6%	+29.6%
Optical and other products	21,076	25,354	89,400	22,338	30,358	82,162	-5.6%	-16.5%	+8.8%

Total	100,372	95,166	371,600	87,227	99,061	340,244	+15.1%	-3.9%	+9.2%

Total
Business machines	544,050	596,692	2,268,700	521,083	633,429	2,226,195	+4.4%	-5.8%	+1.9%

Office imaging products	252,001	282,976	1,067,600	234,932	271,247	1,023,131	+7.3%	+4.3%	+4.3%
Computer peripherals	261,830	282,408	1,075,500	251,605	328,063	1,055,956	+4.1%	-13.9%	+1.9%
Business information products	30,219	31,308	125,600	34,546	34,119	147,108	-12.5%	-8.2%	-14.6%

Cameras	155,755	209,744	649,300	115,882	158,504	485,778	+34.4%	+32.3%	+33.7%
Optical and other products	67,794	73,377	265,000	57,017	69,730	228,155	+18.9%	+5.2%	+16.1%

Total	767,599	879,813	3,183,000	693,982	861,663	2,940,128	+10.6%	+2.1%	+8.3%

(P)=Projection

(Note)

From the 1st quarter of 2003, facsimiles which included personal digital MFDs etc. based on electrophotography technology were reclassified and are now included in Copying Machines, renamed Office Imaging Products. Those products based on inkjet technology were moved to Inkjet Printers in Computer Peripherals. In connection with this adjustment, Business Systems were renamed Business Information Products.
Values for the previous year are restated to conform to the reclassification.

- S1 -

Canon Inc.

2.	SEGMENT INFORMATION BY PRODUCT

	(Millions of yen)

	2003			2002			Change year over year

	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year

		(P)	(P)
Business machines
Unaffiliated customers	544,050	596,692	2,268,700	521,083	633,429	2,226,195	+4.4%	-5.8%	+1.9%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	544,050	596,692	2,268,700	521,083	633,429	2,226,195	+4.4%	-5.8%	+1.9%

Operating profit	123,400	116,079	476,900	103,453	129,712	411,016	+19.3%	-10.5%	+16.0%
% of sales	22.7%	19.5%	21.0%	19.9%	20.5%	18.5%	—	—	—

Cameras
Unaffiliated customers	155,755	209,744	649,300	115,882	158,504	485,778	+34.4%	+32.3%	+33.7%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	155,755	209,744	649,300	115,882	158,504	485,778	+34.4%	+32.3%	+33.7%

Operating profit	38,695	40,711	129,200	20,168	22,067	70,290	+91.9%	+84.5%	+83.8%
% of sales	24.8%	19.4%	19.9%	17.4%	13.9%	14.5%	—	—	—

Optical and other products
Unaffiliated customers	67,794	73,377	265,000	57,017	69,730	228,155	+18.9%	+5.2%	+16.1%
Intersegment	36,952	37,011	148,000	39,101	37,248	139,608	-5.5%	-0.6%	+6.0%

Total sales	104,746	110,388	413,000	96,118	106,978	367,763	+9.0%	+3.2%	+12.3%

Operating profit	-3,591	-3,256	-8,000	-2,924	-237	-11,652	—	—	—
% of sales	-3.4%	-2.9%	-1.9%	-3.0%	-0.2%	-3.2%	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—
Intersegment	-36,952	-37,011	-148,000	-39,101	-37,248	-139,608	—	—	—

Total sales	-36,952	-37,011	-148,000	-39,101	-37,248	-139,608	—	—	—

Operating profit	-32,942	-45,070	-148,100	-27,967	-37,941	-123,295	—	—	—

Consolidated
Unaffiliated customers	767,599	879,813	3,183,000	693,982	861,663	2,940,128	+10.6%	+2.1%	+8.3%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	767,599	879,813	3,183,000	693,982	861,663	2,940,128	+10.6%	+2.1%	+8.3%

Operating profit	125,562	108,464	450,000	92,730	113,601	346,359	+35.4%	-4.5%	+29.9%
% of sales	16.4%	12.3%	14.1%	13.4%	13.2%	11.8%	—	—	—

(P)=Projection

3.	OTHER INCOME / DEDUCTIONS

	(Millions of yen)

	2003			2002			Change year over year

	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year

		(P)	(P)
Interest & dividend, net	1,072	848	3,900	789	369	2,410	+283	+479	+1,490
Forex gain / loss	-14,545	-2,289	-19,600	3,044	-8,339	-23,468	-17,589	+6,050	+3,868
Equity earnings / loss of affiliated companies	375	269	-1,400	-862	-859	-3,521	+1,237	+1,128	+2,121
Others, net	4,872	-134	7,100	2,675	-326	8,237	+2,197	+192	-1,137

Total	-8,226	-1,306	-10,000	5,646	-9,155	-16,342	-13,872	+7,849	+6,342

(P)=Projection

- S2 -

Canon Inc.

4.	SALES COMPOSITION BY PRODUCT

	2003			2002

	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year

		(P)	(P)
Office imaging products
Copying machines	92%	92%	92%	92%	92%	92%
Monochrome	77%	81%	79%	82%	80%	82%
Color	23%	19%	21%	18%	20%	18%
Digital*	94%	—	—	89%	89%	89%
Analog*	6%	—	—	11%	11%	11%
Electrophotography based facsimiles, etc.	8%	8%	8%	8%	8%	8%
Computer peripherals
Laser beam printers	72%	65%	70%	72%	65%	68%
Inkjet printers (includes inkjet MFPs)	26%	32%	27%	25%	31%	29%
Others	2%	3%	3%	3%	4%	3%
Business information products
Personal computers	77%	74%	77%	80%	77%	79%
Others	23%	26%	23%	20%	23%	21%
Cameras
Film cameras / Lenses	22%	13%	19%	30%	28%	31%
Digital cameras	60%	67%	62%	44%	49%	45%
Video camcorders	18%	20%	19%	26%	23%	24%
Optical and other products
Semiconductor production equipment	48%	50%	49%	46%	56%	48%
Others	52%	50%	51%	54%	44%	52%

(P)=Projection

*	Among office-use monochrome copying machines (hardware only)

5.	SALES GROWTH IN LOCAL CURRENCY

2003

	3rd quarter	4th quarter	Year

		(P)	(P)
Business machines
Japan	+3.0%	+10.8%	+5.6%
Overseas	+1.8%	-5.9%	+2.4%

Total	+2.1%	-1.9%	+3.2%

Cameras
Japan	+25.5%	+43.3%	+22.5%
Overseas	+30.9%	+35.7%	+36.6%

Total	+29.8%	+37.0%	+33.9%

Optical and other products
Japan	+46.5%	+55.0%	+34.9%
Overseas	-2.0%	-15.0%	+5.1%

Total	+17.8%	+6.8%	+16.8%

Total
Japan	+12.0%	+19.8%	+11.4%
Overseas	+6.7%	+1.7%	+8.7%
Americas	+4.1%	-2.1%	+9.7%
Europe	+7.2%	+6.2%	+5.8%
Other areas	+13.1%	+1.8%	+12.8%

Total	+8.0%	+6.0%	+9.3%

(P)=Projection

(Note)
From the 1st quarter of 2003, facsimiles which included personal digital MFDs etc. based on electrophotography technology were reclassified and are now included in Copying Machines, renamed Office Imaging Products. Those products based on inkjet technology were moved to Inkjet Printers in Computer Peripherals. In connection with this adjustment, Business Systems were renamed Business Information Products. Values for the previous year are restated to conform to the reclassification.

- S3 -

Canon Inc.

6.	P&L SUMMARY (4th Quarter 2003/Projection)

	(Millions of yen)

	2003	2002	Change
	4th quarter(P)	4th quarter	year over year

Net sales	879,813	861,663	+2.1%
Operating profit	108,464	113,601	-4.5%
Income before income taxes	107,158	104,446	+2.6%
Net income	62,228	60,068	+3.6%

(P)=Projection

7.	PROFITABILITY

	2003		2002

	3rd quarter	Year(P)	3rd quarter	Year

ROE	16.5%	15.3%	15.1%	12.5%
ROA	9.4%	8.6%	8.2%	6.6%

(P)=Projection

8.	IMPACT OF FOREIGN EXCHANGE RATES

(1)	Exchange rates

	(Yen)

	2003			2002

	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year

Yen/US$	117.54	110.00	115.94	119.31	122.56	124.73
Yen/EUR	132.07	127.00	130.33	117.38	122.54	118.39

(P)=Projection

(2)	Impact of foreign exchange rates on sales (Year over year)

	(Billions of yen)

	2003

	3rd quarter	4th quarter(P)	Year(P)

US$	-2.4	-35.7	-94.3
Euro	+20.1	+7.8	+71.5
Other currencies	+2.6	+0.2	+3.6

Total	+20.3	-27.7	-19.2

(P)=Projection

(3)	Impact of foreign exchange rates per yen

(Billions of yen)

2003
4th quarter(P)

On sales
US$	2.8
Euro	1.7
On operating profit
US$	1.2
Euro	1.2

(P)=Projection

9.	CASH FLOWS

	(Millions of yen)

	2003		2002

	3rd quarter	Year(P)	3rd quarter	Year

Net cash provided by operating activities
Net income	73,005	263,000	57,464	190,737
Depreciation and amortization	45,974	177,000	44,338	165,260
Other, net	-20,837	45,000	9,654	92,953

Total	98,142	485,000	111,456	448,950

Net cash used in investing activities	-48,589	-225,000	-39,008	-230,220
Free cash flow	49,553	260,000	72,448	218,730
Net cash provided by (used in) financing activities	-47,487	-101,400	-42,408	-183,714
Effect of exchange rate changes on cash & cash equivalents	-7,974	-11,171	8,727	-19,979
Net change in cash and cash equivalents	-5,908	147,429	38,767	15,037
Cash and cash equivalents at end of each period	585,222	668,700	483,973	521,271

(P)=Projection

- S4 -

Canon Inc.

10.	R&D EXPENDITURE

	(Millions of yen)

	2003			2002

	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year

Business machines	25,049	—	—	25,059	29,797	110,290
Cameras	7,277	—	—	6,176	6,816	25,975
Optical and other products	24,773	—	—	22,273	32,973	97,404

Total	57,099	77,169	260,000	53,508	69,586	233,669

% of sales	7.4%	8.8%	8.2%	7.7%	8.1%	7.9%

(P)=Projection

11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

	(Millions of yen)

	2003			2002

	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year

Capital expenditure	40,326	74,881	225,000	39,295	54,501	198,702
Depreciation and amortization	45,974	45,932	177,000	44,338	48,977	165,260

(P)=Projection

12.	INVENTORIES

(1)	Inventories

	(Millions of yen)

	2003	2002

	Sep. 30	Dec. 31	Difference

Business machines	270,783	247,804	+22,979
Cameras	77,036	53,343	+23,693
Optical and other products	146,121	131,104	+15,017

Total	493,940	432,251	+61,689

(2)	Inventories/Sales*

	(Days)

	2003	2002

	Sep. 30	Dec. 31	Difference

Business machines	44	39	+5
Cameras	44	35	+9
Optical and other products	207	189	+18

Total	57	51	+6

*	Index based on the previous six months sales.

13.	DEBT RATIO

	2003	2002

	Sep. 30	Dec. 31	Difference

Total debt / Total assets	3.7%	5.0%	-1.3%

14.	OVERSEAS PRODUCTION RATIO

	2003	2002

	1st-3rd quarter	Year

Overseas production ratio	42%	38%

15.	NUMBER OF EMPLOYEES

	2003	2002

	Sep. 30	Dec. 31	Difference

Japan	45,981	44,443	+1,538
Overseas	57,049	53,359	+3,690

Total	103,030	97,802	+5,228

- S5 -